IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

          IN AND FOR NEW CASTLE COUNTY

          ------------------------------------- x
          LARRY L. BOBBITT,                     :
                                                :
                              Plaintiff,        :  Civil Action No.
                                                :
          v.                                    :
                                                :
          AETNA REAL ESTATE ASSOCIATES, L.P.,   :
          AREA GP CORPORATION and AETNA/AREA    :
          CORPORATION,                          :
                                                :
                              Defendants.       :
                                                :
          ------------------------------------- x

          CLASS ACTION COMPLAINT FOR BREACHES OF FIDUCIARY
          DUTIES, DISSOLUTION OF LIMITED PARTNERSHIP
          AND APPOINTMENT OF LIQUIDATING TRUSTEE

                    Plaintiff, on behalf of himself and similarly situated unitholders of Aetna Real Estate Associates, L.P. (the "Partnership"), by and through his undersigned counsel, hereby brings this action which seeks (1) redress for breaches of fiduciary duties and violations of the Amended and Restated Limited Partnership Agreement of Aetna Real Estate Associates, L.P. (the "Partnership Agreement"), and (2) a dissolution of the Partnership and appointment of an independent liquidating trustee under 6 Del. C. SECTIONS 17-802 and 17-803.

               A.   SUMMARY OF THE ACTION

                    This Complaint seeks, among other things, the dissolution of a ten-year old real estate Partnership capitalized by nearly 20,000 Unitholders who invested more than one-quarter billion dollars but who have received distributions during the life of the Partnership amounting to only approximately 3% per annum. In contrast, the General Partners, who invested virtually nothing in the Partnership, have garnered $47 million in fees. The Unitholders, who purchased their interests in reliance on sales representatives' promises of a steady income stream of 8-9% per annum and the preservation of capital, have instead observed an uninterrupted history of monies flowing to the General Partners and a trickle to themselves, and a diminution of capital (which has become apparent despite General Partners' persistent practice of inflating asset value for the purpose of duping Class Members as to the value of their investment and enhancing their annual asset value-based fees). The Complaint seeks monetary damages from the General Partners for the breaches of fiduciary duty that have characterized their management of the Partnership for their own aggrandizement rather than for the benefit of the Class Members. This Complaint would be compelling if nothing further was alleged or if no additional relief was sought, but the General Partners' insidious conduct has become more pronounced in light of recent events mandating the dissolution of the Partnership and other relief. The General Partners, confronted with an expression of interest by at least one, third party purchaser/tender offeror ("Tender Offeror") for the Units, effectively entrenched themselves by negotiating in August 1996 a Standstill Agreement with the Tender Offeror which capped the number of Units that would be the subject of any tender offer. With a single stroke, the General Partners set the stage for the continued exploitation of the Unitholders in at least two ways: (a) it permitted a potential threat to the General Partners, namely, the Tender Offeror, to offer a bargain basement price for the Units, and given the Unitholders' thirst for some liquidity, the General Partners could anticipate that some significant number of the Unitholders would tender their Units no matter how deficient the consideration, and (b) it allowed the General Partners to remain in control of management of the Partnership without interruption to their fee income flow for at least two years. These events compel the dissolution of the Partnership, which may be the only time during the life of the Partnership that the interests of the Unitholders will be protected and maximized.

               B.   PARTIES

                    1. Plaintiff Larry L. Bobbitt is and has at all relevant times been an owner of 1113 units of the Partnership. Plaintiff purchased his Units of the Partnership in 1990.

                    2.   Defendant Aetna Real Estate Associates,
          L.P., is a Delaware limited partnership with its principal place of business at City Place, Hartford, Connecticut 06156. As of March 1, 1996, the Partnership had approximately 12,724,547 Limited Partnership
          Depository units ("Units") outstanding held by approximately 19,657 unitholders ("Unitholders") scattered throughout the United States.

                    3. Defendant AREA GP Corporation, a Delaware corporation, is a general partner of the Partnership with executive offices located at 3 World Financial Center, New York, New York 10285. Defendant Aetna/AREA Corporation, a Connecticut corporation, also is a general partner of the Partnership with executive offices at 242 Trumbull Street, Hartford, Connecticut 06156. The general partners of the Partnership are collectively referred to herein as the "General Partners." The General Partners are responsible for the management of the Partnership's business. As general partners of a Delaware limited partnership, the General Partners owe fiduciary duties of good faith, fair dealing, due care, loyalty and complete disclosure to the Partnership and its Unitholders. In addition, SECTION 6.3 (v) of the Partnership Agreement provides that "[t]he General Partner shall conduct the affairs of the Partnership in the best interest of the Partnership and the Recognized Owners, including the safekeeping and use of all Partnership funds and assets for the exclusive benefit of the Partnership."

                    4.   Non-party Acorn Hill Partners, L.L.C.
          ("Acorn") is a Delaware limited liability company which was organized for the purpose of acquiring Units of the Partnership pursuant to a tender offer which is described more fully below. The principal executive offices of Acorn are at 1301 Avenue of the Americas, New York, New York 10019. The managing member of Acorn is AP-GP from Partners, Inc., a newly-formed Delaware corporation, ultimately controlled by Apollo Real Estate Capital Advisors II, Inc., as general partner of Apollo Real Estate Advisors II, L.P., the general partner of Apollo Real Estate Investment Fund II, L.P., a recently formed private real estate investment fund and sole shareholder of AP-GP Prom Partners, Inc.

                    5.   Non-party Liquidity Financial is a
          registered investment advisor, and is acting as financial advisor to, and is an affiliate of, Acorn in connection with the Acorn Tender Offer (described below). Liquidity Financial Group, L.P. ("LFG"), is an affiliate of Liquidity Financial.

               C.   CLASS ACTION ALLEGATIONS

                    6.   Plaintiff brings this action on his own
          behalf and as a class action on behalf of all Unitholders of the Partnership (except defendants herein and their affiliates) as of the close of business on November 25, 1996, who have been or will be adversely affected by the conduct of defendants alleged herein.

                    7. This action is properly maintainable as a class action for the following reasons:

                         (a)  The class of Unitholders for whose
          benefit this action is brought is so numerous that joinder of all class members is impracticable. As of June 30, 1996, there were approximately 12.75 million Units outstanding owned by over 19,000 Unitholders scattered throughout the United States.

                         (b)  There are questions of law and fact
          which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

                              i.   Whether the General Partners
          have breached their fiduciary duties and the Partnership
          Agreement;

                              ii.  Whether the General Partners
          have failed to conduct an adequate process to explore alternatives to the Acorn Tender Offer (defined below);

                              iii. Whether a dissolution and
          appointment of a trustee for the Partnership are warranted pursuant to 6 Del. C. SECTIONS 17-802 and 17-803; and

                              iv.  Whether plaintiff and the other
          members of the Class will be irreparably damaged by the conduct complained of herein.

                    8. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                    9. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate injunctive relief with respect to the Class as a whole.

                    10.  The prosecution of separate actions by
          individual members of the Class could create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications.

                    11. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

                    12.  For the reasons stated herein, a class
          action is superior to other available methods for the fair and efficient adjudication of this action.

               D.   SUBSTANTIVE ALLEGATIONS

                    1.   FACTUAL BACKGROUND

                    13.  The Partnership was formed in 1986.
          Pursuant to a Prospectus dated March 5, 1986, the Partnership offered 15 million preformation Units for sale to the public at $20 per Unit, with a minimum purchase (other than purchases pursuant to the Partnership's distribution reinvestment plan) of 250 Units.

                    14. From March 1986 through December 31, 1990, the Partnership sold approximately 12,727,547 Units to the public, raising a total of $265,521,423. The Partnership thereafter purchased, on an all-cash basis, thirteen properties at a total cost of $239.9 million. The units are relatively illiquid, there being no public market for them.

                    15. Section 2.5 of the Partnership Agreement provides that "[t]he purpose of the Partnership is to make Investments with respect to income-producing apartment complexes, office buildings, shopping centers, and other commercial real estate, and to engage in any and all other activities related, necessary, appropriate, or incidental thereto."

                    16. Section 2.6 of the Partnership Agreement provides that "[t]he primary investment objectives of the Partnership are (a) to provide cash distributions from rental and interest income, (b) to obtain capital appreciation, (c) to preserve and protect the Partnership's capital, and (d) to the extent the Partnership is successful in raising funds from offerings of Units subsequent to the Initial Offering, to obtain additional diversification over time in the location, size and type of its Investments."

                    17.  Under the Partnership Agreement, the
          General Partners receive, among other things, an Investment Portfolio Fee based on the net asset value of the Partnership's investments. The fee is payable quarterly from available cash-flow and is equal to 2.5% per annum of the net asset value of the Partnership investments.

                    2.   THE GENERAL PARTNERS SELFISHLY ENRICH
                         THEMSELVES AT THE EXPENSE OF THE
                         UNITHOLDERS DESPITE CLEAR EVIDENCE THAT
                         THE PARTNERSHIP CANNOT MEET ITS
                         OBJECTIVES

                    18. The General Partners, in breach of their fiduciary duties to the Unitholders, have operated the Partnership selfishly to enrich themselves with rich, substantial fees, when they knew or should have known that the Partnership could not reasonably operate in conformity with the purposes and objectives of the Partnership as set forth in the Partnership Agreement.

                    19.  On information and belief, plaintiff
          alleges that the fee structure has been manipulated by the General Partners to enhance fees to the General Partners at the expense of the Unitholders. The General Partners have relied upon appraisal methodologies that yielded appraisal values far in excess of values that could reasonably be expected to be realized upon liquidation of Partnership assets. For example, from 1989 to 1990, cash flow from investments went from $19,140,000 to $18,198,000. At the same time, however, the appraised value of the Partnership investments rose from $238,394,000 to $273,297,000 -- well above the purchase price of the investments.  According to the
          Schedule 14D-9 (defined below), for the six months ended June 30, 1996, the General Partners have reaped fees in the total amount of $2,421,832. For the year ended December 31, 1995, the General Partners reaped fees of over $4.8 million. Over the life of the Partnership, the General Partners have reaped fees totaling more than $47 million.

                    20.   As early as 1990, the General Partners
          knew or should have known that the discounted value of future cash flow from the Partnership assets and the residual value of the Partnership assets would not reasonably begin to approximate the amounts necessary to meet the purposes and objectives of the Partnership, and that continuing the Partnership as such would perpetuate and exacerbate the harm to Unitholders. Further exacerbating the plight of the Unitholders was that the investment Portfolio Fee structure has led to the artificial depression of the value of the Units. Despite the existence of these conditions, the General Partners have wrongfully failed to investigate or effect alternatives to maximize value to the Unitholders and to mitigate the losses experienced by the Unitholders through the continued operation of the Partnership.

                    21.  Instead, the General Partners have
          continued to reap their substantial fees further depressing the value of the Units and permitting with the passage of time the heightening of the vulnerability of the Unitholders, who are desperate for liquidity, to opportunistic harmful offers for their Units at inadequate prices. Unitholders have thus been damaged not only by an unacceptable rate of return on their investment, but also by the continued deflation of the value of the Units.

                    3. THE GENERAL PARTNERS CONTINUE TO ENTRENCH THEMSELVES AND IMPEDE ALTERNATIVES TO
                         MAXIMIZE VALUE TO UNITHOLDERS IN THE FACE
                         OF INADEQUATE OFFERS FOR UNITS

                    22. The General Partners failure properly to explore and engage in alternatives to rescue Unitholders from the depressed value of the Units has in fact led to opportunistic inadequate offers for Partnership units. Instead of appropriately exploring and engaging in alternative courses of action, such as seeking bids for all units at a fair price or undertaking an orderly liquidation of the Partnership assets to maximize value to the Unitholders, the General Partners have acted further to entrench themselves in their present positions which will continue, unless checked, to generate rich fees at the further expense of the Unitholders.

                    23. According to the Schedule 14D-1 (defined below), beginning in late 1994, Liquidity Financial began exploring potential tender offers for limited partnership interests. Indeed, Liquidity Financial had used its position as unitholder in various partnerships to request unitholder lists. LFG requested in writing a list of the Unitholders from the Partnership in October 1995.

                    24. The General Partners ultimately agreed in August, 1996 to provide LFG with the Unitholder list, but only on the condition that LFG enter into a Standstill Agreement which has the effect of impeding possible alternatives to maximize unitholder value and entrenching the General Partners in their self-enriching positions.

                    25.  The Standstill Agreement provides that,
          for two years, ending in August 1998 (i) neither Liquidity Fund nor its affiliates may, without prior consent of the Partnership, acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, more than 25% of the outstanding Units of the Partnership, (ii) seek or propose or enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation, dissolution or other similar transaction involving the Partnership, (iii) make, or in any way participate, directly or indirectly, in any solicitation of proxies or consents to vote or seek to advise or influence any person with respect to the voting of any voting securities of the Partnership, (iv) form, join or otherwise participate in a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of the Partnership,
          (v) disclose to any third party any intention, plan or arrangement inconsistent with the terms of the Standstill Agreement, or (vi) loan money to, advise, assist or encourage any person in connection with any action inconsistent with the Standstill Agreement. The Standstill Agreement also provides, among other things, that LFG cannot sell any Units for two years unless each buyer or transferee agrees in writing with the Partnership to be bound by the terms and conditions of the Standstill Agreement for the remainder of its term. Acorn, LFG and Liquidity Financial agreed to be bound by the Standstill Agreement.

                    26.  Thus, the General Partners, when faced
          specifically with an indication that the Unitholders would be exposed to an opportunistic low-ball offer preying upon Unitholders' lack of liquidity and the depressed value of the Units, failed to act in the best interests of Unitholders by exploring alternatives such as dissolution of the Partnership or seeking other potential bidders for all Units reflecting the true value of the Units. Rather, in further breach of their fiduciary duties and the Partnership Agreement, the General Partners selfishly abused their positions and control over Partnership assets, including the list of Unitholders, further to entrench themselves, perpetuate the generation of their fees at the expense of the Unitholders, and impede alternatives to the continuation of the Partnership business under the present conditions. Indeed, in the Schedule 14D-1, Acorn observes that among the reasons Unitholders may have for not wishing to continue in the Partnership is that, based upon Acorn's experience, the General Partners may make it difficult for other third parties to obtain a list of Unitholders which could impede or delay other offers for Partnership Units.

                    4.   ACORN COMMENCES THE ACORN TENDER OFFER

                    27.  Following execution of the Standstill
          Agreement, Acorn advised the Partnership that it would commence a tender offer for Partnership Units. LFG also requested, on behalf of Acorn, that the General Partners agree to recognize Acorn as a Registered Owner of units upon Acorn's acceptance of tendered units for payment. Exerting further leverage on LFG and Acorn, the General Partners responded that the Partnership was not at that time prepared to agree to recognize Acorn as a Registered Owner upon consummation of the proposed tender offer.
          The General Partners apparently believed they had the ability to impede Acorn's tender offer by withholding this recognition of Acorn as the Registered Owner of tendered shares. Already having extracted the entrenching Standstill Agreement and having failed to investigate and effect alternatives which would maximize value to the Unitholders, the General Partners agreed to recognize Acorn as Register Owner upon consummation of the proposed tender offer.

                    28.  On October 30, 1996, Acorn, pursuant to
          its Schedule 14D-1, commenced its Offer to Purchase up to 3,176,136 of the issued and outstanding Limited Partnership Depository Units of Aetna Real Estate Associates, L.P. for the low-ball price of $10 cash per Unit net to the seller (the "Acorn Tender Offer").
          Unless extended, the Acorn Tender Offer is effective until midnight, New York City time, November 27, 1996. The Acorn Tender Offer is not conditioned upon any minimum number of Units being tendered.

                    29. In its Schedule 14D-1 disseminated on or about October 30, 1996, Acorn states, among other things, that the purpose of the Acorn Tender Offer is to enable Acorn to acquire a significant interest in the Partnership for investment purposes based on its expectation that there may be underlying value in the properties of the Partnership. The Schedule 14D-1 also notes that in considering the Tender Offer, Unitholders are urged to consider, among other things, that "[(t]he Book Value per unit, as reflected in the Form 10-Q for the quarter ended June 30, 1996, was $16.04 per Unit;" and that "[t]he purchaser is making the Offer with a view to making a profit."

                    30. In addition, among the factors that Acorn states may persuade Unitholders to discontinue their investment in the Partnership, is that Acorn believes that it may be difficult for other third parties to obtain a Unitholder list from the General Partners, which could impede or delay the commencement of other tender offers for the Units; and that until the August 14, 1998 expiration of the Standstill Agreement, Acorn cannot remove and replace the General Partners or cause any extraordinary transaction with respect to the Partnership, and, therefore, future returns on the Units will continue to depend, in part, on the actions or inactions of the General Partners.

                    31. In response to the Acorn Tender Offer, the General Partners continued to refuse to undertake appropriate alternative action that would rescue Unitholders and maximize the value of the Units. The
          Schedule 14D-9 states that following receipt of the Acorn Tender Offer the General Partners reviewed and considered the Acorn Tender Offer "and explored various possible alternative courses of action which might be available to the Partnership in response to the Acorn Offer."
          However, while the General Partners vaguely refer to "various possible alternative courses of action" which were purportedly explored, there is no evidence in the
          Schedule 14D-9 that any specific "alternatives" were explored, such as the availability and viability of alternative transactions including offers or proposals by other bidders, dissolution of the Partnership, or any other transaction which would maximize value to Unitholders and cease the existence of the Partnership and self-enriching conduct of the General Partners. Indeed, there is no evidence in the Schedule 14D-9 that the General Partners even engaged any outside financial advisor to advise the General Partners with respect to the Acorn Tender Offer or any alternatives. Further, there is no statement by the General Partners regarding their intentions with respect to any available alternative.

                    32.  Instead of describing available
          alternatives and their intentions with respect thereto, the General Partners state that the Partnership has determined that the Acorn Tender Offer is inadequate, not in the best interest of either the Partnership or Unitholders, and that the Partnership strongly recommends that Unitholders reject it. The Schedule 14D-9 also states that the Partnership reached this conclusion after considering, among other things, that the price per Unit offered does not reflect the value inherent in the Units, given that the price offered is less than 65% of the Partnership's net asset value of $15.55 per Unit as of June 30, 1996; that the Book value of each Unit, as of June 30, 1996, was $16.04; that Unitholders accepting the Tender Offer will no longer receive cash distributions; and that Acorn is making the Acorn Tender offer with a view toward making a profit.

                    33. In response to the Schedule 14D-9, Acorn issued an amendment to its Schedule 14D-1, on or about November 12, 1996. Acorn focuses on the illiquidity of the Units, among other things, noting that the General Partners state that the Acorn Tender Offer is inadequate, but that the General Partners have not articulated any plan to liquidate the Partnership and pay over the liquidation proceeds; and that the General Partners state that Unitholders will not receive distributions if they sell, but that the Partnership is currently only distributing $.72 per Unit annually or 3.6% of the original investment price.

                    34. Thus, instead of properly fulfilling their fiduciary duties in response to the Acorn Tender Offer, the General Partners have wrongfully acted to entrench themselves to continue to reap their substantial fees at the expense of the Unitholders, to impede potential efforts to remove the General Partners, to dissolve the Partnership for the benefit of the Unitholders and to impede potential third party alternative offers for all Partnership Units, or for dissolution of the Partnership, which would maximize the value to the Unitholders.

                    35. On information and belief, other parties have interest in making competing bids for all of the Partnership Units and/or all of the Partnership assets, which would afford all Class members an opportunity to maximize the proceeds payable to them on liquidation.

                    36.  The foregoing misconduct by the General
          Partners, in breach of their fiduciary duties and the Partnership Agreement, has damaged and will continue to damage the Class, by among other things, depressing the value of the Units and exposing the otherwise captive Unitholders to grossly inadequate offers for the Units. Indeed, plaintiff has received an offer from First Trust Co., L.P., ("First Trust") to purchase up to 623,502 Units at a mere $10.60 per Unit. This Offer is dated November 14, 1996, and expires on December 16, 1996 ("First Trust Tender Offer").

                    37.   Under the present circumstances, it is
          impracticable to continue the business of the Partnership in conformity with the purposes and objectives of the Partnership as set forth in the Partnership Agreement, and dissolution of the Partnership and appointment of an independent liquidity trustee are warranted under 6 Del.
          C. SECTIONS 17-802 and 17-803.

                    38.  Plaintiff has no adequate remedy of law.

                    WHEREFORE, plaintiff demands judgment as follows:

               A. Declaring that this action may be maintained as a class action;

               B. Ordering the General Partners to relinquish any rights under the Standstill Agreement which have the effect of impeding maximization of Unitholder value or entrenching the General Partners;

               C. Enjoining the General Partners from taking any action to transfer or recognize ownership by Acorn, First Trust, or any other tender offeror of any Unit acquired pursuant to the Acorn Tender Offer, First Trust Tender Offer, or any other tender offer pending the full disclosure of all alternatives available to the Unitholders;

               D. Ordering the General Partners to explore alternatives, including potential bids for the Units and/or for the Partnership assets;

               E. Ordering dissolution of the Partnership and appointment of an independent liquidating trustee pursuant to 6 Del. C. SECTIONS 17-802 and 17-803;

               F. Ordering the General Partners to provide access to the Partnership's books and records in order to permit all bona fide potential bidders to perform due diligence in connection with formulating their bids;

               G. Requiring the General Partners to compensate plaintiff and the members of the Class with money damages for all losses and damages suffered and to be suffered by them as a result of the breaches of fiduciary duties complained of herein, together with prejudgment and post-judgment interest;

               H. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

               I. Granting such other and further relief as may be just and proper.


          Dated: November 25, 1996    CHIMICLES, JACOBSEN & TIKELLIS


                                      Pamela S. Tikellis
                                      James C. Strum
                                      Robert J. Kriner, Jr.
                                      One Rodney Square
                                      P.O. Box 1035
                                      Wilmington, DE 19899
                                      (302) 656-2500

                                             - and -

                                      CHIMICLES, JACOBSEN & TIKELLIS
                                      Nicholas E. Chimicles
                                      One Haverford Centre
                                      361 West Lancaster Avenue
                                      Haverford, PA 19041-0200
                                      (610) 642-8500

                                      Attorneys for Plaintiff

          OF COUNSEL:

          GOODKIND LABATON RUDOFF & SUCHAROW LLP
          Lawrence Sucharow
          100 Park Avenue, 12th Floor
          New York, New York 10017

          HANZMAN CRIDEN KORGE HERTZBERG & CHAYKIN, P.A.
          Michael E. Criden
          Suite 2100
          First Union Financial Center
          200 South Biscayne Boulevard
          Miami, Florida 33131